October 4, 2005

Jerry Beckwith, CEO
IPEX, Inc., Suite 235
9255 Towne Centre Drive
San Diego, CA 92121

Dear Jerry:

      The purpose of this letter is to respond to the Form 8-K filing made by IPEX, Inc. on September 27, 2005. In such filing I was invited to respond. I expect and demand, as required by law, that this letter, and all attached exhibits A through E, entitled IPEXauditCommSOXletters, be filed with a Form 8-K filing within two (2) days of receipt of this letter.

      After review of your Form 8-K on September 27 2005 I am writing to inform you that you are in breach of the September 2005 settlement agreement between myself and IPEX Inc. I reference Section "9" of the settlement agreement which states that "the Company agrees that neither of them shall directly or indirectly in public or in private, deprecate, impugn, disparage or make any remarks that would be construed to defame the other, or the Company's past or present officers, directors, or shareholders." In particular the law firm of Sichenzia Ross Friedman & Ference ("SRFF") knowingly inserted that my person "took $10,000 dollars from the company" when it has been clearly detailed within company records, audit committee records, and independent counsel Luce Forward's report containing a detailed bank record time stamp, and phone record confirmation of the CEO and CFO authorizing said payment. This statement is unequivocally untrue and disparages my person.

      After additional review of the facts relating to the formation and continued operations of IPEX, Inc. and its predecessors ("IPEX"), it is clear to me that many of the founders, officers and directors of IPEX have been engaged in fraudulent and deceptive practices. In making this determination, I have examined documents, correspondence and spoke to individuals since the inception of activities by Wolfgang Grabher ("Grabher") CEO of the predecessor entity to IPEX, Administration for International Credit and Investment, Inc. ("AICI"), in December 2002.

      Of particular significance to me are the letters sent to the Audit Committee of IPEX by the former counsel to IPEX detailing alleged fraudulent activities of the officers and directors of IPEX. I have attached those five (5) letters to this correspondence as Exhibits A through E, and incorporate them by this reference. The dates of these letters ranged from May 5, 2005 to June 19, 2005. To my knowledge, IPEX has never addressed the last two of these letters, which in my opinion, address the most serious activities of certain officers and directors of IPEX. The allegations made in the initial three (3) letters were addressed by independent counsel to the Audit Committee. However, such counsel was never able to file their recommendation of a report of certain violations to the Securities and Exchange Commission.

      I have determined that Wolfgang Grabher has been involved in suspect activity since I first made his acquaintance in November 2002. Grabher has consistently misrepresented his personal background, his financial and business experience and has embarked on a fraudulent effort to bilk millions of dollars from unsuspecting and unwitting investors, shareholders and other parties. Wolfgang Grabher is under investigation by United States and German law enforcement officials with the cooperation of Interpol for his activities involving Triagon Holdings AG, Big Beratungsgesellschaft mbH, and Inter Photonic, Inc. As a result of these activities, Grabher's business partner, Achim Belkenheid, is serving a four (4) year sentence for securities fraud in Germany. Law enforcement officials are investigating Grabher's involvement. Grabher supported himself in a lavish lifestyle from November 2002 to February 2004 from over $1.0 million dollars he gleaned from a scheme that has been adjudicated in Germany as fraudulent. Of this amount, Grabher used $50,000 to acquire Jupiter telecom a predecessor to AICI. Officials have mentioned that they will take action for a return of the consideration received by Grabher, that being his shares of interest in IPEX, the successor-in-interest to AICI. I recommend that IPEX place a stop transfer on Grabher's shares and hold the shares in trust for the benefit of German investors who were bilked out of millions of dollars.

      After this scheme, Grabher embarked on a new scheme involving the operation of AICI. In this regard, he formed a company in the telecommunications business. Based upon a patent procured in Germany, that has never been used in an actual business, he acquired Jupiter Telecom, Inc. ("Jupiter"). Not one line of software has ever been written in support of the application of this patent. He never disclosed this fact to the directors of AICI, Jupiter or IPEX. To this date, this patent has never been implemented into the business operations of AICI or IPEX.

      Due to Grabher's lavish lifestyle he was running out of money in February 2004, and he procured a new source of capital. Grabher was able to improperly procure over $600,000 of capital personally from Samuel Rogers, a resident of London. Grabher, as outlined in one of the counsel's letters to the Audit Committee, usurped a corporate opportunity, and diverted funds that were to be contributed to AICI in exchange for stock for his own purposes. Even though an agreement with Rogers was executed, approved by the board, for the infusion of $500,000 to AICI, no money from Rogers was ever paid into the capital of AICI, the predecessor to IPEX. This usurping of corporate opportunity harmed those providing services to AICI who were not disclosed of wire transfers of funds. Grabher used this money to support his life style for the next twelve (12) months. This was discovered by the auditors of IPEX after Grabher had tried to hide the truth. IPEX has never taken any action against Grabher for the return of funds that were earmarked for AICI, the predecessor of IPEX.

      The aforementioned activities of Grabher pale in comparison to his activities beginning in February 2005. Grabher embarked on a campaign to raise funds for AICI. He desired to raise capital in a private placement and complete a merger with a publicly traded shell corporation. After trying to convince several reputable investment banking and NASD broker dealer firms of the validity of his intellectual property, and after failing their due diligence examinations, Grabher decided to execute agreements with Strome Securities, Inc. of Santa Monica, California, and its representative, David Moss, to help raise capital. Grabher and Moss authored a draft of a Confidential Offering Memorandum ("COM"). As outlined in one of the former counsel's letters, the disclosures set forth in the COM contained several material misstatements and non-disclosures of material facts. Investment Banker David Moss and Strome Securities had a duty to perform due diligence under the securities laws. They did not perform the requisite due diligence. Once Grabher and Moss had completed their initial draft of the COM, they gave it to their counsel, Sichenzia Ross Friedman Ference LLP ("SRFF"). SRFF also failed to conduct due diligence in the preparation of the COM. Consequently, the COM contained material misstatements and non-disclosures of facts. These facts, taken from one of the former counsel's letters, are as follows:

      1. The COM failed to include a Dilution  Section  and a table  pursuant to
Item 506 of Regulation S-B;

      2. The COM failed to include the Management's Discussion and Analysis or Plan of Operation pursuant to Item 303 of Regulation S-B;

      3. The Risk Factors were not placed near the front of the COM;

      4.  Complete  information  about the officers and directors as required by
Item 401 of Regulation S-B was not included.

      5. The COM did not disclose the fact of an Employment Agreement with Joseph Lyle Putegnat III ("Putegnat"), a key member of management.

      6. The disclosure in the COM of the Exclusive License Agreement between AICI and Grabher referenced a forged document, dated July 13, 2000. The actual document was executed as of February 19, 2004. Also, the disclosures surrounding when Grabher acquired AICI (December 21, 2002 v. July 13, 2000) was a misstatement. The date Grabher became the president and director of AICI was misstated (2002 v. March 1, 2003).

      7. The COM omitted to disclose the fact that Samuel Rogers had purchased directly from Wolfgang Grabher 100,000 shares of stock for $500,000. This should have been included in the "Certain Transactions" section of the COM. It also caused a misstatement in the Financial Statements of AICI for the year ended December 31, 2004.

      8. The biographical information set forth in the "Management" section of the Memorandum were not approved by Carl Perkins, Russell Ingledew, Edward Sullivan and David Overskei. Some, or all, of the aforementioned officers or directors had been promised stock ownership in IPEX that was never issued. This was a material omission in the COM.

      9. The scientific and business disclosures made in the COM were discussed with IPEX' Chief Operating Officer, Carl Perkins by the former counsel to IPEX previous to drafting one of the aftermentioned letters. COO Perkins stated that IPEX does not own proprietary software, does not have an effective web interface, does not have a proprietary trading platform, and has the right to but one international patent, but no software code to support it. Perkins also ascertained that the patent is not registered in the United States. Contrary disclosures were made throughout the IPEX Confidential Offering Memorandum.

      10. The business plan that was implemented in IPEX is that of acquired company, Jupiter Telecom, Inc., and does not present a materially different business plan than those of hundreds of other telecommunication companies. The intellectual property of IPEX is not a "significant barrier to entry" as disclosed in the COM. The business plan of IPEX in telecommunications as it exists today could be duplicated by anyone who had approximately $200,000 of start-up capital.

      11. Disclosures were made that IPEX had other patents in the process of being filed. No such filings have been, or were to be, filed. Disclosures were made that IPEX had one domestic patent. This is untrue.

      12. COO Perkins was supposed to be developing the platform mentioned in the COM. He has since been dismissed from the company for suspect reasons. To date platform in question has not been developed and would take a significant amount of time to develop.

      13. IPEX disclosed in the COM that it does not have any direct competitors. This is simply not true. IPEX has hundreds of direct competitors, one of which, Vinculum, is within IPEX own building. IPEX has simply implemented an arbitrage type of business in the buying and selling of phone minutes that has been used for the last decade by other telecommunications firms.

      14. Wolfgang Grabher disclosed in the COM that he "worked with Apax Partners and Credit Suisse on the acquisition of All Optical Networks, the owner of one of the largest patent portfolios in the photonic industry and the transport of the optical signals." This is untrue. Grabher worked with Triagon Holdings AG, as a business partner of its CEO Achim Belkenhied who is in a German prison.

      15. Grabher disclosed in the COM that he "worked together with Herbert Kroemer who won the Nobel Prize in 2000 for the invention of the hetero transistor more than 20 years ago." This is not true. In addition Prof. Kroemer forwarded specific correspondence that "under no circumstance was his name to be used in any business plan, offering, or correspondence" by Grabher after attending a single meeting with him.

      16. Grabher failed to disclose in the COM the full economic valuation of his patent with all supporting documents which are outdated over 5 years ago. This was integral to evaluating an investment in IPEX.

      Based upon these material misstatements and omissions of fact, it is my opinion that there is sufficient reason for Wolfgang Grabher, Strome Securities, Inc., Investment Banker David Moss and Sichenzia Ross Friedman Ference LLP
(SRFF) should be investigated for potential securities fraud.

      On March 22, 2005, IPEX filed a Form 8-K disclosing the merger with AICI and essentially set forth the facts that were included in the COM. Those facts included the material misstatements and omissions of fact set forth above. These facts have not been amended or rectified since March 22, 2005 in spite of the fact that former counsel to IPEX outlined these problems in his five (5) potential Sarbanes Oxley violation letters and in separate communications to SRFF. In fact, in several filings and press releases, IPEX continues to perpetuate the misstatements and omissions. In my opinion this constitutes a fraud on the market. Since trading commenced of the IPEX stock, over 3.2 million shares have traded with a trading value of over $9.8 million. The current quoted price for the stock is $2.25 per share. Many trades were made when the stock was trading well over $4 per share. It appears insiders traded stock with the knowledge that the disclosures made to the public were untrue (trading on inside information).

      Many individuals formerly connected with IPEX have demanded a full investigation of these above mentioned disclosures. The board of directors and its appointed Audit Committee have not made a review of the allegations set forth in former counsel's letters.

      In my opinion, IPEX has failed to reasonably amend the disclosures available to the public, and in doing so, is engaged in an ongoing fraud on the market. The company, IPEX, Inc., should consider filing a lawsuit on behalf of its shareholders against Wolfgang Grabher, Strome Securities, Inc., Investment Banker David Moss and Sichenzia Ross Friedman Ference LLP for potential securities fraud and breach of fiduciary duty. I am aware of a potential shareholders class action suit that may be filed, which would circumvent such action.

      It is time for the appearance of a cover-up of securities fraud to cease. It is time for the management and Board of Directors of IPEX to put aside the appearance of various conflicts of interest and exercise faith in the Securities and Exchange Commission to disseminate the facts in these matters. It is time for IPEX, Inc to give full disclosure and a prompt report of all findings by the audit committee and the independent counsel Luce Forward to the SEC.



------------------------------------
Edward Sullivan, Former Board Member
IPEX, Inc., Shareholder
P.O. Box 737 La Jolla, CA 92037

                                     [LOGO]
                             WEINTRAUB Law Group PC

       10085 Carroll Canyon Road, Suite 210B o San Diego, California 92131
               Telephone (858) 566-7010 o Facsimile (858) 566-7015

                                   May 4, 2005

Via Hand Delivery

IPEX, Inc.
9255 Towne Centre Drive, Suite 235
San Diego, CA  92121
Attention: Edward Sullivan, Audit Committee

      Re:   Sarbanes-Oxley Act of 2002

Dear Mr. Sullivan:

      As you are aware, the Sarbanes-Oxley Act of 2002 contained provisions governing the conduct of securities practitioners (attorneys) and required them in certain circumstances to report evidence of the violation of securities laws to certain identified persons in a corporation. Section 307 of the Act specifically provides:

      Not later than 180 days after the date of enactment of this Act, the Commission shall issue rules, in the public interest and for the protection of investors, setting forth minimum standards of professional conduct for attorneys appearing and practicing before the Commission in any way in the representation of issuers, including a rule --

      1. requiring an attorney to report evidence of a material violation of securities law or breach of fiduciary duty or similar violation by the company or any agent thereof, to the chief legal counsel or the chief executive officer of the company (or the equivalent thereof); and

      2. if the counsel or officer does not appropriately respond to the evidence (adopting, as necessary, appropriate remedial
            measures  or  sanctions   with  respect  to  the   violation),
            requiring the attorney to report the evidence to the audit committee of the board of directors of the issuer or to another committee of the board of directors comprised solely of directors not employed directly or indirectly by the issuer, or to the board of directors.

      Certain rules were adopted to elaborate on Section 307 of the Act. Rule 2(e) of the Standards for Professional Conduct ("Standards") defines "evidence of a material violation." It state that evidence of a material violation means credible evidence, based upon which it would be unreasonable, under the circumstances, for a prudent and competent attorney not to conclude that it is reasonably likely that a material violation has occurred, is ongoing, or is about to occur.

      Rule 3(b)(4) of the Standards states that "if an attorney reasonably believes that it would be futile to report evidence of a material violation to the issuer's...chief executive officer...the attorney may report the evidence [to the audit committee.]"

      The reason I cite the above code sections and rules is that I believe that I must report to you a material violation of the securities laws. Section 401(k)(1) of the Act provides:

      It shall be unlawful for any issuer (as defined in section 2 of the Sarbanes-Oxley Act of 2002), directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer. An extension of credit maintained by the issuer on the date of enactment of this subsection shall not be subject to the provisions of this subsection, provided that there is no material modification to any term of any such extension of credit or any renewal of any such extension of credit on or after that date of enactment. [Emphasis added.]

      On February 14, 2005, Wolfgang Grabher ("Grabher") entered into a Loan Agreement with Joseph Lyle Putegnat III ("Putegnat") whereby Grabher was to loan to Putegnat the sum of $787,630.96. This was to be funded in three installments beginning on February 21, 2005 in the amount of $250,000. The second funding of $250,000 was supposed to be made on March 23, 2005. The third funding of $287,630.96 was supposed to be made on April 22, 2005. This loan was to be secured by 100,000 shares of stock in AICI (after the 4.2:1 forward split, 420,000 shares of IPEX).

      On March 25, 2005, Grabher consulted with me as to a separate transaction. He proposed that IPEX, Inc., through AICI, Inc., make a loan in the amount of $400,000 to Putegnat. The purpose of the AICI loan was to help Putegnat pay federal income taxes. Grabher inquired as to the legality of making such a loan. He stated that he was contemplating securing it with both Putegnat's stock and a deed of trust on his home. He stated that he would get back to me on the exact terms and to not do anything yet.

      I cautioned him on two issues under the Act. First, Putegnat could not be director, officer or equivalent thereof. Second, I stated that the loan could be considered an indirect loan to Grabher. I mentioned to him that since Grabher had committed personally to loan money to Putegnat, and he had failed to fund that loan, the proposed loan could be considered a loan to Grabher followed by a loan to Putegnat.

      Grabher said that he would consider my advice and get back to me. I mentioned that a violation of the Act would constitute a criminal act. I have notes covering this conversation.

      On March 28, 2005, at approximately 1:30 PM, I received a demand from Grabher to prepare loan documents and deliver them to him at Ruth's Chris Steakhouse in Del Mar, California by 4:30 PM. He stated that the $400,000 loan would be made by AICI to Putegnat. It would be secured solely by a deed of trust on Putegnat's home. He also stated that the loan from Grabher to Putegnat would remain, but it should be modified so that funding was not required unless Putegnat received a Notice of Levy form the Internal Revenue Service. He stated that Putegnat was not an officer of director, nor was he the equivalent of one. He stated that he would obtain board of director approval before making the loan to Putegnat. When I mentioned the analysis of an indirect loan to him, and the consequences thereof, Grabher made the determination that the loans were separate and distinct and would not heed my concerns. I prepared the documents and delivered them as ordered. I have notes covering this conversation.

      I have subsequently discovered that the board of directors may not have had full and fair disclosure when it approved the loan. I also believe that Grabher did not have the financial wherewithal to make the personal loan to Putegnat, and in fact, had not made either of the first two installments of the loan. With these additional facts, I believe that I have evidence of a material violation of the Act. There is evidence that an indirect loan was made to Grabher, an officer and director of IPEX/AICI.

      I am coming to you because a report of this activity to Grabher would be futile under Rule 3(b)(4). Please investigate the facts behind the loan from AICI to Putegnat and report to me your findings and how you intend to deal with the situation. You should, at a minimum, interview Putegnat to provide a statement as to what he knows, under penalty of perjury. You should also inquire as to the financial capability of Grabher on February 14, 2005 (the day the loan documents were signed), February 21, 2005 (the first funding date) and March 23, 2005 (the second funding date). If Grabher did not have the financial capability to fulfill his obligations, this is prima facie evidence of an indirect loan to Grabher for the purposes of funding the loan to Putegnat.

      Please report your findings to me in an expeditious manner and the course of action you intend to take. I understand that a 10_Q is pending, and this information should be contained in such report. I have additional rules that I may have to comply with, some of which have serious consequences.

      If you have any questions or comments, please do not hesitate to contact me at your convenience.

                                            Very truly yours,
                                            WEINTRAUB LAW GROUP PC



                                            Richard A. Weintraub, Esq.

RAW:sd

                                     [LOGO]
                             WEINTRAUB Law Group PC

       10085 Carroll Canyon Road, Suite 210B o San Diego, California 92131
               Telephone (858) 566-7010 o Facsimile (858) 566-7015

                                  May 15, 2005

Via Hand Delivery

IPEX, Inc.
9255 Towne Centre Drive, Suite 235
San Diego, CA  92121
Attention: Edward Sullivan, Audit Committee

      Re:   Sarbanes-Oxley Act of 2002

Dear Mr. Sullivan:

      In my letter to you dated May 4, 2005 concerning certain potential violations of the Sarbanes-Oxley Act of 2002 (the "Act"), I requested that you respond as quickly as possible. It is my understanding that since that time, the audit committee and the board of directors has commenced an investigation into the potential violations of the Act. In that regard you have deposed both Joseph Putegnat and Wolfgang Grabher. You have also received an email from Grabher with the promise of the receipt of certain exhibits to the email. You have forwarded the email to me, and Jerry Beckwith and you have reported to me the general content of the depositions.

      You have provided the documents that were referenced in Grabher's email. They are as follows:

      1. Assignment of Loan dated March 28, 2005 between IPEX, Inc. and DJB Holdings, Inc. ("DJB"). It is not known who prepared this document.
      2. Amended and Restated Secured Promissory Note Dated May 13, 2005 prepared by Soloman Ward Seidenwurm & Smith, LLP ("Solomon Ward").
      3. Pledge and Security Agreement dated May 13, 2005 prepared by Soloman Ward.
      4.    Email Dated February 18, 2005 from Grabher to Moss.
      5.    Capitalization Table.
      6. Letter from Putegnat to Grabher dated February 20, 2005. It is not known who prepared this document.

      Based upon Grabher's email, with attachments, and the statements of Grabher and Putegnat, I have conducted additional review of the matter. In this regard, I have reviewed the Confidential Offering Memorandum of AICI dated in February 2005 (the "Memorandum"), the filings with the Securities Exchange Commission and certain corporate documents of both Jupiter Telecom, Inc. and AICI. After this review I have a heightened concern that Grabher, acting in concert with Putegnat and others, may have violated the Act. In the following paragraphs I will disclose my findings and ask you to consider them further and report back to me with you findings. I strongly suggest that the board of directors engage independent counsel to advise them in this regard. The board should take very deliberate and prudent steps in its analysis of potential violations of the Act. Proper disclosures have to be made in the Form 10-Q to be filed this week and it is important that the disclosures be entirely factual and disclose all material aspects of the investigation.

      I reviewed the Memorandum and have noticed that Putegnat is mentioned prominently throughout the Memorandum. On page 176 of the Memorandum, Putegnat is mentioned as the Vice President of Carrier Sales. On page 32, Putegnat is set forth as a key officer in the Management Section and again lists him as Vice President of Carrier Sales. His biography is mentioned on page 33. On page 40 of the Memorandum, a risk factor is included that provides that "the Company's success is heavily dependent on the continued active participation of its current executive officers listed under `Management.'" Putegnat was considered to be a vital part of the Management team. I also noted that the Memorandum described the acquisition by AICI of Jupiter telecom, Inc. Putegnat received in the merger 1,286,809 shares of common stock (after the 4.2:1 forward split) as of February 25, 2004.

      I have reviewed the 8-K filed on March 22, 2005. Interestingly, while Putegnat is mentioned as the Vice President of Carrier Sales, he has been deleted as a member of management and his biography is not included in the filing. He is also not mentioned in the risk factor. He is not mentioned as an employee, independent contractor or service provider. No agreement concerning Putegnat is attached as an exhibit to the filing.

      You have informed me that the former business of Jupiter Telecom, Inc. comprises one-hundred percent of the revenues of IPEX, Inc. You have also stated that Putegnat is also operating his segment of the company as he has historically. You have also stated that nobody has been hired to supplant or assist Putegnat in his duties.

      I have also reviewed the corporate documents of both Jupiter Telecom, Inc. and AICI. As of the close of the merger between Jupiter and AICI on February 24, 2004, and the receipt by Putegnat of 200,000 shares of AICI, Jupiter Telecom, Inc. owed Putegnat the sum of $832,176.73. On February 25, 2005 AICI issued 100,000 shares of common stock of AICI in exchange for forgiveness of $500,000 of the loan. A new promissory note in the amount of $332,176.73 was made payable to Putegnat. I have attached a copy of the AICI minutes, both promissory notes and a subscription agreement dated as of February 25, 2005. I have also attached an agreement dated February 15, 2005 whereby Putegnat recognizes this transaction in a lock-up agreement of his common stock.

      I believe that I have to reiterate my duties under the Act. Section 307 of the Act specifically provides:

      Not later than 180 days after the date of enactment of this Act, the Commission shall issue rules, in the public interest and for the protection of investors, setting forth minimum standards of professional conduct for attorneys appearing and practicing before the Commission in any way in the representation of issuers, including a rule --

      1. requiring an attorney to report evidence of a material violation of securities law or breach of fiduciary duty or similar violation by the company or any agent thereof, to the chief legal counsel or the chief executive officer of the company (or the equivalent thereof); and

      2. if the counsel or officer does not appropriately respond to the evidence (adopting, as necessary, appropriate remedial
            measures  or  sanctions   with  respect  to  the   violation),
            requiring the attorney to report the evidence to the audit committee of the board of directors of the issuer or to another committee of the board of directors comprised solely of directors not employed directly or indirectly by the issuer, or to the board of directors. {Emphasis added.]

      Certain rules were adopted to elaborate on Section 307 of the Act. Rule 2(e) of the Standards for Professional Conduct ("Standards") defines "evidence of a material violation." It states that evidence of a material violation means credible evidence, based upon which it would be unreasonable, under the circumstances, for a prudent and competent attorney not to conclude that it is reasonably likely that a material violation has occurred, is ongoing, or is about to occur.

      Previously, I cited the above code sections because I believed that a material violation of the securities laws may have occurred. I also believe, after review of the above referenced documents, that Grabher and Putegnat are participating in a cover-up of their alleged wrongdoings under the Act, and in doing so, they may have breached their fiduciary duties owed to the company.
Section 401(k)(1) of the Act provides:

      It shall be unlawful for any issuer (as defined in section 2 of the Sarbanes-Oxley Act of 2002), directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer. An extension of credit maintained by the issuer on the date of enactment of this subsection shall not be subject to the provisions of this subsection, provided that there is no material modification to any term of any such extension of credit or any renewal of any such extension of credit on or after that date of enactment. [Emphasis added.]

      In my previous letter I set forth certain facts. I believe that it is important to reiterate those facts here so that the analysis set forth herein is cogent.

      On February 14, 2005, Grabher entered into a Loan Agreement with Putegnat whereby Grabher was to loan to Putegnat the sum of $787,630.96. This was to be funded in three installments beginning on February 21, 2005 in the amount of $250,000. The second funding of $250,000 was supposed to be made on March 23, 2005. The third funding of $287,630.96 was supposed to be made on April 22, 2005. This loan was to be secured by 100,000 shares of stock in AICI (after the 4.2:1 forward split, 420,000 shares of IPEX).

      On March 25, 2005, Grabher consulted with me as to a separate transaction. He proposed that IPEX, Inc., through AICI, Inc., make a loan in the amount of $400,000 to Putegnat. The purpose of the AICI loan was to help Putegnat pay federal income taxes. Grabher inquired as to the legality of making such a loan. He stated that he was contemplating securing it with both Putegnat's stock and a deed of trust on his home. He stated that he would get back to me on the exact terms and to not do anything yet.

      I cautioned him on two issues under the Act. First, Putegnat could not be director, officer or equivalent thereof. Second, I stated that the loan could be considered an indirect loan to Grabher. I mentioned to him that since Grabher had committed personally to loan money to Putegnat, and he had failed to fund that loan, the proposed loan could be considered a loan to Grabher followed by a loan to Putegnat.

      Grabher said that he would consider my advice and get back to me. I mentioned that a violation of the Act would constitute a criminal act. I have notes covering this conversation.

      On March 28, 2005, at approximately 1:30 PM, I received a demand from Grabher to prepare loan documents and deliver them to him at Ruth's Chris Steakhouse in Del Mar, California by 4:30 PM. He stated that the $400,000 loan would be made by AICI to Putegnat. It would be secured solely by a deed of trust on Putegnat's home. He also stated that the loan from Grabher to Putegnat would remain, but it should be modified so that funding was not required unless Putegnat received a Notice of Levy form the Internal Revenue Service. He stated that Putegnat was not an officer of director, nor was he the equivalent of one. He stated that he would obtain board of director approval before making the loan to Putegnat. When I mentioned the analysis of an indirect loan to him, and the consequences thereof, Grabher made the determination that the loans were separate and distinct and would not heed my concerns. I prepared the documents and delivered them as ordered. I have notes covering this conversation. As a result of this conversation, I drafted a Loan Agreement, Promissory Note and a Modification of the February 14, 2005 promissory note. A deed of trust was drafted by Chicago Title Company.

      In the following paragraphs, I will set forth my analysis based upon the law and facts set forth above. I will conduct this analysis by commenting on the statements made by Grabher in his email to the board. Graber's statements re italicized.

Joseph was not a Director or Officer. Joseph was mentioned in the PPM as a Vice President candidate but he did not have a contract. All contracts where forwarded to David Schubauer and I never forwarded any contract of Joseph Putegnat. Joseph signed on March 20, 2005 an Agent agreement and works mostly out of his home for IPEX and agreed to an employment contract when offered. His interest is to keep the cost for the company low since he is a stock holder.

      Putegnat was prominently disclosed in the Memorandum as an officer. He was never mentioned as a candidate. As set forth above, while still mentioned as an officer in the Form 8-K dated March 22, 2005, he was removed from the Management section. If, in fact, an agent agreement was entered into on March 20, 2005, it was not disclosed in the Form 8-K and was not included as an exhibit thereto. As far as can be ascertained, Putegnat is performing the duties that he has performed in the past, and the substance of his relationship with IPEX, Inc. is as Vice President of Carrier Sales. This is further augmented by the fact that no hew employees have been hired to perform the services previously performed by Putegnat and that 100% of IPEX, Inc. revenues are derived from the business segment managed by Putegnat. Based upon this investigation, I believe that the loan to Putegnat was a direct loan to an executive officer or equivalent, and is a violation of the Act. This may put both Putegnat and Grabher within the purview of the Act.

      The loan was assigned to on the same day to DJB Holdings. DJB Holdings renegotiated the loan with Joseph Putegnat and agreed to transfer $400,000 to IPEX, Inc. account. DJB Holdings engaged the law firm Solomon Ward, San Diego to draft loan documents for Joseph Putegnat and agreed verbally to loan or purchase the loan if needed before March 28, 2005 when the loan was made. DJB Holdings agreed on March 28, 2005 to purchase the loan. The loan was transferred to DJB Holdings on Friday 13, 2005 in the law offices of Solomon Ward. Joseph Putegnat signed all the documents necessary.

      In my conversations with Grabher on both March 25, 2005 and March 28, 2005 no mention was made of an assignment of the loan from AICI to DJB Holdings. Furthermore, no mention was made of the loan when the board of directors voted to approve the loan immediately after March 28, 2005 or when the board convened with Grabher in the end of April 2005 to discuss the repayment of the loan to AICI. However, a document was been made available in PDF form depicting the assignment of the loan to DJB. It is unknown who drafted this agreement. It was not Solomon Ward inasmuch as it did not contain their file footer and was not right hand justified as are all of the other documents prepared by them. I was with Grabher at approximately 5 PM at Ruth's Chris Steakhouse and left him to discuss the documents with Putegnat. At that time I had delivered the AICI Loan documents and the Modification Agreement to the Loan Documents dated February 14, 2005. No mention was made by Putegnat or Grabher of the assignment. I highly doubt that this agreement was prepared or executed on March 28, 2005.
Furthermore, the lender was AICI in the original transaction and in the assignment it was IPEX, Inc. IPEX, Inc. did not own the promissory note. I would like to examine the electronic version of the Assignment of Loan to determine the date it was created and by whom. My hunch is that it was created well after the date of the loan and was back dated.

      On February 25, 2004, AICI, Inc., a Oregon corporation merged with Jupiter Telecom Inc., a California Corporation. Joseph Lyle Putegnat III was the former President of Jupiter and received 200,000 shares of common stock of AICI (840,000 shares after the 4,2:1 forward stock split). There was also a verbal agreement that Joseph Putegnat III would receive $1M after the audited financials are completed. One day after the merger Joseph disclosed this to Rick Weintraub who sent a letter to Joseph Lyle Putegnat, that there was no disclosure of such event on the closing of the merger. After this Joseph did not feel comfortable to receive his $1M. and contacted me to negotiate on a gentleman's agreement a modification of the deal that Joseph would receive another 100,000 shares (420,000 after the split) instead of $1M. Joseph was not sure if the 100,000 shares would have an equal value of $1M.

      This paragraph simply does not coincide with the true facts. On March 1, 2004 I wrote a letter to Grabher, not Putegnat, concerning an additional $1.0 million of consideration. The letter was written after Stephen Halsey, the attorney for Putegnat, had mentioned prior to the close that an additional $1.0 million of consideration was to be paid. We checked with our client, and they informed us that this was not the case. The letter written on March 1, 2004 was a letter to protect our law firm and our client. Putegnat was never aware of the letter as it was an Attorney Client Privileged Communication. The letter is attached for reference purposes. As to the additional 100,000 shares, this was simply a conversion of a loan in the amount of $500,000 due to Putegnat by AICI that was converted to 100,000 shares of common stock as of February 25, 2004. This conversion was not related to the additional $1.0 million dollars of additional consideration. During 2004, Putegnat would complain to me that he was loaning money to the company for operations and he wanted to be reimbursed by AICI. That was the extent of the discussions until February 2005. For some reason, and the logic escapes me, on February 14, 2005, Grabher entered into loan documents to loan to Putegnat $1.0 million, less a loss on a customer account, yielding a net loan of $787,630.96.

Please investigate the facts behind the loan from AICI to Putegnat and report to me your findings and how you intend to deal with the situation. You should, at a minimum, interview Putegnat to provide a statement as to what he knows, under penalty of perjury. You should also inquire as to the financial capability of Grabher on February 14, 2005 (the day the loan documents were signed), February 21, 2005 (the first funding date) and March 23, 2005 (the second funding date). If Grabher did not have the financial capability to fulfill his obligations, this is prima facie evidence of an indirect loan to Grabher for the purposes of funding the loan to Putegnat.

      Please report your findings to me in an expeditious manner and the course of action you intend to take. I understand that a 10-Q is pending, and this information should be contained in such report. I have additional rules that I may have to comply with, some of which have serious consequences.

      If you have any questions or comments, please do not hesitate to contact me at your convenience.

                                            Very truly yours,
                                            WEINTRAUB LAW GROUP PC



                                            Richard A. Weintraub, Esq.

RAW:sd

                                     [LOGO]
                             WEINTRAUB Law Group PC

       10085 Carroll Canyon Road, Suite 210B o San Diego, California 92131
               Telephone (858) 566-7010 o Facsimile (858) 566-7015

                                  June 6, 2005

Via Hand Delivery

IPEX, Inc.
9255 Towne Centre Drive, Suite 235
San Diego, CA  92121
Attention: Edward Sullivan, Audit Committee

      Re:   Sarbanes-Oxley Act of 2002

Dear Mr. Sullivan:

      In the ongoing investigation of the activities of Wolfgang Grabher I have come across a potential breach of fiduciary duty by Wolfgang Grabher. Please note the highlighted passage of Section 307 of the Sarbanes-Oxley Act of 2002 below that deals with reports of a breach of fiduciary duty:

      Not later than 180 days after the date of enactment of this Act, the Commission shall issue rules, in the public interest and for the protection of investors, setting forth minimum standards of professional conduct for attorneys appearing and practicing before the Commission in any way in the representation of issuers, including a rule --

      1. requiring an attorney to report evidence of a material violation of securities law or breach of fiduciary duty or similar violation by the company or any agent thereof, to the chief legal counsel or the chief executive officer of the company (or the equivalent thereof); and

      2. if the counsel or officer does not appropriately respond to the evidence (adopting, as necessary, appropriate remedial
            measures  or  sanctions   with  respect  to  the   violation),
            requiring the attorney to report the evidence to the audit committee of the board of directors of the issuer or to another committee of the board of directors comprised solely of directors not employed directly or indirectly by the issuer, or to the board of directors. [Emphasis added.]

      Until today I was aware of only unexecuted copies of the documents I will mention in this letter. Today, you provided executed copies of these documents. This has prompted an analysis as set forth herein. On March 4, 2004 the Board of Directors of AICI, Inc., an Oregon corporation ("AICI"), adopted resolutions to appoint a new director, approve the issuance of stock of AICI to Samuel Rogers ("Rogers")and to approve the sale of stock of AICI owned by Wolfgang Grabher ("Grabher") to Rogers. See Exhibit A, attached hereto.

      The newly appointed director was Patrice Farmeh ("Farmeh"), the then live-in girlfriend of Grabher. The board of directors approved the sale of stock by AICI to Rogers for $500,000. The purchase price was to be paid in two installments of $200,000 and $300,000, respectively, on March 19, 2004 and March 26, 2004. See the Common Stock Purchase Agreement, attached as Exhibit B. Payment was never made to AICI by Rogers and the $500,000 due is booked as a subscription note owed to AICI.

      The board of directors also approved the sale by Grabher of 100,000 of his shares to Rogers in consideration of the payment of $500,000. I have found no purchase agreement between Rogers and Grabher. Apparently, this $500,000 was paid directly to Grabher in 2004. According to Rogers, he has paid approximately $655,000 to date, all received by Grabher.

      I have also attached copies of stock certificates issued to Rogers, attached hereto as Exhibit C, and a Notice of Transaction, that I do not believe was ever filed, attached hereto as Exhibit D.

      Grabher, as set forth in the board resolution, was given the task to follow through on the close of these transactions. It appears that Grabher may have breached his fiduciary duty to AICI and usurped a business opportunity of AICI. Instead of procuring capital for AICI he took the capital himself in exchange for his stock. There is no documentation depicting a loan by Rogers to Grabher.

      Please investigate these facts and report to me in an expeditious manner. Please address whether Grabher breached his fiduciary duty to AICI and usurped a business activity of AICI. Also determine if the acts by Grabher constitute conversion or theft.

      If you have any questions or comments, please do not hesitate to contact me at your convenience.

                                            Very truly yours,
                                            WEINTRAUB LAW GROUP PC



                                            Richard A. Weintraub, Esq.

RAW:sd

                                     [LOGO]
                             WEINTRAUB Law Group PC

       10085 Carroll Canyon Road, Suite 210B o San Diego, California 92131
               Telephone (858) 566-7010 o Facsimile (858) 566-7015

                                  June 15, 2005

Mr. David Overskei
Mr. Gerald Beckwith
Mr. Edward Sullivan
IPEX, Inc.
9255 Towne Centre Drive, Suite 235
San Diego, California  92121

      Re:   The Sarbanes-Oxley Act of 2002

Dear David, Gerry and Ed:

      Recently, I have sent you letters dated May 4, 2005, May 16, 2005 and June 6, 2005 pursuant to my prescribed duties under the Sarbanes-Oxley Act of 2002. I incorporate herein all of the legal justification for this letter by reference to letters set forth above.

      I have recently been requested by IPEX, Inc. (the "Company"), in connection with the acquisition of certain assets from RGB Channel SRL and Massimo Ballerini, et al, to review certain disclosures that may have to be made. As a result of this request I had an occasion to review the Exclusive Patent License Agreement between IPEX and Wolfgang Grabher ("Grabher"). In this regard I have reviewed the following documents:

      1. Exclusive License Agreement between Grabher and Administration for International Credit and Investment, Inc. ("AICI") dated July 13, 2000 attached as Exhibit 10.4 to a Form 8-K filed by IPEX on March 22, 2005;
      2. Exclusive Patent License Agreement Waiver dated February 9, 2005 attached as Exhibit 10.5 to a Form 8-K filed by IPEX on March 22, 2005;
      3. Merger Agreement and Plan of Reorganization between AICI and Jupiter Telecom, Inc. ("Jupiter") dated February 25, 2004;
      4. Confidential Offering Memorandum of AICI dated as of February 2005 (the "Memorandum");
      5.    Weintraub  Dillon PC trust account ledger;
      6. Correspondence with David Halverson (deceased in May 2003), and members of his law firm, dated in 2003; and
      7.    The corporate records of AICI.

      A review of my records shows that Grabher, and his affiliates, did not acquire AICI from Halverson until December 21, 2002. At that time Grabher acquired two (2) other corporations from Halverson. Payment for these three (3) corporations was made from funds deposited in my attorney-client trust account. Prior to this date, Grabher had no affiliation whatsoever with Halverson or AICI. Halverson had formed AICI in 1999 as a shelf corporation so that clients could acquire a "seasoned" corporation at a later date.

      Grabher became an officer of AICI on February 4, 2003 and a member of the board of directors, along with Mr. Sullivan, on March 1, 2003. On February 20, 2004, Grabher and Sullivan were issued shares of stock in AICI in the initial issuance.

      In connection with the merger of AICI and Jupiter on February 25, 2004, Grabher and AICI entered into an Exclusive Patent License Agreement. A signed copy is in my office and a PDF version is attached hereto. The reason that this document was prepared was that Jupiter's attorney, in his due diligence, demanded that the technology disclosed by Grabher to Jupiter be licensed formally to AICI.

      In reviewing the Memorandum, I noticed that the Exclusive Patent License Agreement was disclosed therein as being dated on July 13, 2000. I reviewed the matter more fully and noticed that it was attached to the Form 8-K filed on March 22, 2005. It was marked as signed though I have not seen the original or signed version of the agreement.

      I reviewed side by side, the February 19, 2004 and the July 13, 2000 versions of the Exclusive Patent License Agreement. I discovered that the addresses of the signatories' addresses were different. Grabher's was in Germany and AICI's was in Oregon. These addresses would have been consistent with the then addresses of the signatories. I noticed that the 2000 version mentioned, as did the 2004 version, VoIP. I am aware that VoIP was not a protocol that was prevalent in 2000. I noticed some minor differences in the Compensation formula of Section 3.1 and the Purchase Option in Section 3.7. I also noticed that in the 2000 version, the choice of law was California even though the contract was between an Oregon corporation, whose address was in Oregon, and a resident of Germany. I also noticed that the choice of forum was San Diego County, California courts. Lastly I noticed that Halverson had signed the 2000 version which is impossible inasmuch as Grabher did not meet Halverson until December 2002 and Halverson died in May 2003.

      The 2004 version was signed by Grabher on behalf of AICI and himself. The 2004 version also had the choice of law as California and the choice of forum as the courts located in San Diego County, California.

      After review of the 2000 and 2004 version of the Exclusive Patent License Agreement, and reviewing the other documents set forth herein, it is clear that the 2000 version is a forgery. It was based upon the 2004 version that Grabher received in Word format in February 2004. It was compounded by the filing of the document with the Securities Exchange Commission under the Securities Exchange Act of 1933.

      Based upon these facts, please take appropriate action in regard to Grabher. I suggest that this letter be sent to the independent counsel reviewing other alleged crimes committed by Grabher. I also suggest, that based upon this latest episode, that you investigate the efficacy of the patent, review the Memorandum for material misstatements and omissions of fact, and review the oral representations made by Grabher to investors in his road show.

      Please report to me in an expeditious manner your findings concerning the matters set forth in this letter as well as my previous letters.

                                            Very Truly Yours,



                                            Richard A. Weintraub

                                     [LOGO]
                             WEINTRAUB Law Group PC

       10085 Carroll Canyon Road, Suite 210B o San Diego, California 92131
               Telephone (858) 566-7010 o Facsimile (858) 566-7015

                                  June 19, 2005

Mr. David Overskei
Mr. Gerald Beckwith
Mr. Edward Sullivan
IPEX, Inc.
9255 Towne Centre Drive, Suite 235
San Diego, California  92121

      Re:   The Sarbanes-Oxley Act of 2002

Dear David, Jerry and Ed:

      Recently, I have sent you letters dated May 4, 2005, May 16 2005, June 6, 2005 and June 15, 2005 pursuant to my prescribed duties under the Sarbanes-Oxley Act of 2002. I incorporate herein all of the legal justification for this letter by reference to letters set forth above.

      As a result of my last letter to you, I commenced a review on June 16, 2005 of the Confidential Offering Memorandum ("Memorandum") dated February 2005 of Administration for International Credit and Investment, Inc. ("AICI"). I also reviewed The Executive Summary presumably used with the Memorandum and the letter dated July 13, 2000 (the same date as the allegedly forged Exclusive Patent License Agreement) from Ernst & Young (the "EY Letter") that references a report seen only by Grabher.

      I believe that there is reason to question many of the disclosures in the Memorandum and Summary in light of the anti-fraud provisions of the federal securities laws.

      After reviewing the Memorandum, and assuming that all investors were accredited, under Rule 502(b)(1) of Regulation D, there are no required specific information requirements for disclosure to investors in order to satisfy the Rule 506 exemption from registration under section 4(2) of the Securities Act of 1933. However, Rule 502(b)(1) does suggest that information be furnished to accredited investors in light of the anti-fraud provisions of the federal securities laws. The type of information that should be disclosed is that for the filing of Form SB-2 that references Regulation S-B.

      The Memorandum may be deficient in this area as it fails to include:

      1.    Dilution  information and a table pursuant to Item 506 of Regulation
            S-B;
      2. Management's Discussion and Analysis or Plan of Operation pursuant to Item 303 of Regulation S-B;
      3.    Risk factors at the beginning of the Memorandum; and
      4.    Complete information as required by Item 401 of Regulation S-B.

      The Memorandum is deficient in other areas. In previous letters I have questioned certain disclosures, or lack thereof, in the Memorandum. I have brought up the fact that the fully executed Employment Agreement with Joseph Lyle Putegnat III ("Putegnat") was not disclosed. Putegnat was at that time, and still is, an important employee of IPEX. This should have been disclosed in the "Employment Agreements" section of the Memorandum.

      I brought up the fact that the disclosure of the Exclusive License Agreement between AICI and Grabher referenced a forged document, dated July 13, 2000. The actual document was executed as of February 19, 2004. Also, the disclosures surrounding when Grabher acquired AICI (December 21, 2002 v. July 13, 2000) was a misstatement. The date Grabher became the president and director of AICI was misstated (2002 v. March 1, 2003).

      I have also brought up that AICI omitted to disclose the fact that Samuel Rogers had purchased directly from Grabher 100,000 shares of stock for $500,000. This should have been included in the "Certain Transactions" section of the Memorandum. It also caused a misstatement in the Financial Statements of AICI for the year ended December 31, 2004.

      By interviewing some of you, I have determined that the biographical sketches set forth in the "Management" section of the Memorandum were not approved by Carl Perkins, Russell Ingeldew, Jerry Beckwith, Edward Sullivan and David Overskei. I also understand that some, or all, of the aforementioned officers or directors had been promised stock ownership in IPEX. This was a material omission in the Memorandum.

      I have reviewed the scientific and business disclosures made in the Memorandum with IPEX' Chief Operating Officer, Carl Perkins. He has reviewed with me the status of the intellectual property owned by IPEX as of the date of the Memorandum. He has stated that IPEX does not own proprietary software, does not have an effective web interface, does not have a proprietary trading platform, and has the right to but one international patent, but no software code to support it. He has also ascertained that the patent is not registered in the United States. Contrary disclosures were made throughout the Memorandum.

      In fact, the business plan that has been implemented in IPEX is that of acquired company, Jupiter Telecom, Inc., and does not present a materially different business plan than those of hundreds of other telecommunication companies. The intellectual property of IPEX is not a "significant barrier to entry" as disclosed in the Memorandum. I understand that the business plan of IPEX in telecommunications as it exists today could be duplicated by anyone who had approximately $200,000 of start-up capital.

      Disclosures were made that IPEX had other patents in the process of being filed. No such filings have been, or were to be, filed. Disclosures were made that IPEX had one domestic patent. I understand this is untrue.


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

      Perkins is supposed to be developing the platform mentioned in the Memorandum. To date it has not been developed and would take at least 6 months to develop (assuming that it was successful).

      IPEX disclosed that it does not have any direct competitors. This is simply not true. IPEX has hundreds of direct competitors, one of which, Vinculum, is one floor upstairs from IPEX. IPEX has simply implemented an arbitrage type of business in the buying and selling of phone minutes that has been used for the last decade plus by other telecommunications firms.

      Grabher discloses that he "worked with Apax Partners and Credit Suisse on the acquisition of All Optical Networks, the owner of one of the largest patent portfolios in the photonic industry and the transport of the optical signals." Other parties, including me, can disclose to you the factual background of this acquisition and material misstatement made therein.

      Grabher discloses that he "worked together with Herbert Kroemer who won the Nobel Prize in 2000 for the invention of the hetero transistor more than 20 years ago." This is another misstatement of fact.

      There may be discrepancies in the educational disclosures of Grabher. I suggest that these be verified.

      Because of the misstatements and omissions set forth above, many of the risk factor disclosures are not adequate. I will be able to review these with you as well as other misstatements and omissions at your request.

      The Summary contains many of the same material misstatements and omissions of fact as the Memorandum, primarily in the areas of the description of the business of IPEX and the biography of Grabher.

      I believe that the board should investigate the above claims against Grabher and consider the filing of a securities fraud lawsuit against him. The board should also consider Strome Securities, L.P. ("Strome") as an additional defendant. Strome had a duty to conduct due diligence to support the claims made in the Memorandum. I understand that Strome assisted in drafting of the disclosures in the Memorandum. I further understand that counsel to AICI who drafted the memorandum relied on the due diligence of Strome.

      I believe that an economic analysis of the international patent be conducted with a full disclosure of all supporting materials. I have reviewed the EY Letter concerning the value of the patent. We need the full report to determine if the disclosures made were correct.

      The board should also request copies of the PowerPoint presentation made to investors in the road show conducted by Grabher and David Moss of Strome. Additional misstatements and omissions of material facts may be discovered therein.

      I suggest that this letter be sent to the independent counsel reviewing other alleged crimes committed by Grabher.

      Please report to me in an expeditious manner your findings concerning the matters set forth in this letter as well as my previous letters.

                                            Very Truly Yours,
                                            Weintraub Law Group PC


                                            By:
                                               ---------------------------------
                                               Richard A. Weintraub, Esq.


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